UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

McEwen Mining Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

58039P107

(CUSIP Number)

Robert Ross McEwen

c/o McEwen Mining Inc.

181 Bay Street

Bay Wellington Tower

Suite 4750, P.O. Box 792

Toronto, ON Canada M5J 2T3

(647) 258-0395

With copies to:

George A. Hagerty, Esq.

Hogan Lovells US LLP

1200 Seventeenth Street, Suite 1500

Denver, CO 80202

(303) 899-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58039P107

1.	Names of Reporting Persons. Robert Ross McEwen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canadian Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 39,785,714 shares (2)

	8.	Shared Voting Power 28,477,527 shares (1)

	9.	Sole Dispositive Power 39,785,714 shares (2)

	10.	Shared Dispositive Power 28,477,527 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,263,241 shares (1)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.5% (4)

14.	Type of Reporting Person (See Instructions) IN

(1) As described below, as a result of Mr. McEwen’s 100% ownership interest in 2190303 Ontario Inc., an Ontario corporation (“2190303 Ontario”), and Rule 13d-5(b)(1) (“Rule 13d-5(b)(1)”) and Rule 13d-3(a) (“Rule 13d-3(a)”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. McEwen and 2190303 Ontario may be deemed to be a “group” and Mr. McEwen may be deemed to be the beneficial owner, for purposes of Section 13(d) of the Exchange Act, of all of the common stock, no par value (the “Common Stock”), of McEwen Mining Inc., a Colorado corporation f/k/a US Gold Corporation (the “Company”), held by 2190303 Ontario.

(2) Includes 1,060,000 options exercisable for Common Stock held by Mr. McEwen that are exercisable within 60 days of January 24, 2012 and 38,725,714 exchangeable shares (the “Exchangeable Shares”) of McEwen Mining—Minera Andes Acquisition Corp., a newly-formed corporation wholly-owned by the Company and incorporated under the Business Corporations Act (Alberta) (“Canadian Exchange Co.”), that have voting and economic rights equivalent to shares of Common Stock and that were issued in connection with the transactions contemplated by that certain Arrangement Agreement, dated September 22, 2011, among the Company, Canadian Exchange Co. and Minera Andes Inc., a corporation incorporated under the Business Corporations Act (Alberta).

(3) Includes (a) 28,477,527 shares of Common Stock held by 2190303 Ontario, (b) 1,060,000 options exercisable for Common Stock held by Mr. McEwen that are exercisable within 60 days of January 24, 2012, and (c) 38,725,714 Exchangeable Shares.

(4) The percentages used herein are calculated based on an aggregate total of 268,144,217 shares of Common Stock issued and outstanding as of January 24, 2012, including (i) 136,673,219 shares of Common Stock that were issued and outstanding as of January 24, 2012, (ii) 3,079,500 exchangeable shares issued in connection with the acquisition of White Knight Resources Ltd., Nevada Pacific Gold Ltd. and Tone Resources Limited that have voting and economic rights equivalent to shares of Common Stock and that were issued and outstanding as of January 24, 2012, (iii) 1,060,000 shares of Common Stock underlying stock options that were exercisable on, or would become exercisable within 60 days of the date hereof, and (iv) 127,331,498 Exchangeable Shares that were issued and outstanding as of January 24, 2012.

CUSIP No. 58039P107

1.	Names of Reporting Persons. 2190303 Ontario Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares

	8.	Shared Voting Power 28,477,527 shares (5)

	9.	Sole Dispositive Power -0- shares

	10.	Shared Dispositive Power 28,477,527 shares (5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,477,527 shares (5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.7% (6)

14.	Type of Reporting Person (See Instructions) CO

(5) Consists of 28,477,527 shares of Common Stock directly held by 2190303 Ontario.  Pursuant to Rules 13d-5(b)(1), 13d-3(a) and as a result of Mr. McEwen’s 100% ownership interest in 2190303 Ontario, Mr. McEwen may be deemed to beneficially own and to have or share voting and dispositive power over such Common Stock.  Amount reported on Line 11 excludes 38,725,714 Exchangeable Shares and 1,060,000 options exercisable for Common Stock held by Mr. McEwen that are exercisable within 60 days of January 24, 2012.  2190303 Ontario expressly disclaims beneficial ownership of each of such class of securities.

(6) The percentages used herein are calculated based on an aggregate total of 267,084,217 shares of Common Stock issued and outstanding as of January 24, 2012, including (i) 136,673,219 shares of Common Stock that were issued and outstanding as of January 24, 2012, (ii) 3,079,500 exchangeable shares issued in connection with the acquisition of White Knight Resources Ltd., Nevada Pacific Gold Ltd. and Tone Resources Limited that have voting and economic rights equivalent to shares of Common Stock and that were issued and outstanding as of January 24, 2012, and (iii) 127,331,498 Exchangeable Shares that were issued and outstanding as of January 24, 2012.

This Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D filed by Robert Ross McEwen (“Mr. McEwen”) and 2190303 Ontario Inc., an Ontario corporation (“2190303 Ontario,” with each of Mr. McEwen and 2190303 Ontario being referred to herein as a “Reporting Person,” and collectively, the “Reporting Persons”), with respect to the common stock, no par value (the “Common Stock”) of McEwen Mining Inc., a Colorado corporation (the “Company”), pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the joint filing agreement filed as Exhibit 4 to Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2008 (“Amendment No. 4”) to the original Schedule 13D filed by Mr. McEwen with the SEC on August 8, 2005, as amended by Amendment No. 1 thereto, filed with the SEC on March 6, 2006, as amended by Amendment No. 2 thereto, filed with the SEC on May 11, 2007, as amended by Amendment No. 3 thereto, filed with the SEC on December 12, 2007, as amended by Amendment No. 4 thereto, filed with the SEC on December 12, 2008, as amended by Amendment No. 5 thereto, filed with the SEC on May 27, 2009, as amended by Amendment No. 6 thereto, filed with the SEC on March 3, 2011 and as amended by Amendment No. 7 thereto, filed with the SEC on September 22, 2011 (as amended hereby and thereby, the “Amended Schedule 13D”)  is being filed to reflect Mr. McEwen’s change in beneficial ownership of Common Stock as a result of the Company’s acquisition, through an indirect, wholly owned subsidiary, of Minera Andes Inc., a corporation incorporated under the Business Corporations Act (Alberta) (“Minera Andes”), as is more fully described in Item 3 and Item 4 below.

Item 1.	Security and Issuer.

Item 1 is hereby amended to replace Item 1 with the following:

The Amended Schedule 13D relates to the Common Stock of the Company.  The name of the Company is McEwen Mining Inc. and the address of the principal executive offices of the Company is 181 Bay Street, Bay Wellington Tower, Suite 4750, P.O. Box 792, Toronto, ON Canada M5J 2T3.

Item 2.	Identity and Background.

Item 2 is hereby amended to replace Item 2, section (c) with the following:

(c) The principal occupation of Mr. McEwen is President, Chief Executive Officer and Director of the Company.  Mr. McEwen is also Chairman, Chief Executive Officer and Director of Minera Andes, and President, Chief Executive Officer and Director of McEwen Mining—Minera Andes Acquisition Corp., a newly-formed corporation wholly-owned by the Company and incorporated under the Business Corporations Act (Alberta) (“Canadian Exchange Co.”).

The Company’s principal business is the exploration and development of mineral properties, located primarily in the Republic of Argentina, the United States and Canada, with a focus on gold, silver and copper mineralized targets.  The Company is organized under the laws of the State of Colorado.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented and amended by the following:

On January 24, 2012 and as more fully described below in Item 4, the Company consummated the transactions contemplated by that certain Arrangement Agreement, dated September 22, 2011 (the “Arrangement Agreement”), among the Company, Canadian Exchange Co. and Minera Andes, the terms of which are incorporated herein by reference and pursuant to which Mr. McEwen, by virtue of his holdings of Minera Andes shares and options, became the beneficial holder of additional shares of Common Stock.  Mr. McEwen did not borrow any funds in order to acquire the foregoing interests in the Company.

Item 4.	Purpose of the Transaction.
Item 4 is hereby supplemented and amended by the following:

(a)-(c)     On January 24, 2012, the Company consummated the transactions contemplated by the Arrangement Agreement.  Pursuant to the Arrangement Agreement, the Company, through Canadian Exchange Co., acquired all of the issued and outstanding common shares of Minera Andes in exchange for exchangeable shares of Canadian Exchange Co. (the “Exchangeable Shares”) at a ratio of 0.45 of an Exchangeable Share for each outstanding Minera Andes share (the “Arrangement”).  In addition, all outstanding options to acquire Minera Andes shares converted into options to purchase shares of Common Stock at a ratio of 0.45 of a share of Common Stock for each Minera Andes option. The Arrangement was implemented by way of the plan of arrangement attached as Exhibit A to the Arrangement Agreement (the “Plan of Arrangement”) and was approved by the Court of Queen’s Bench of Alberta. The effect of the Arrangement resulted in Minera Andes becoming a wholly-owned indirect subsidiary of the Company. The Exchangeable Shares are exchangeable on a one-for-one basis for shares of Common Stock at any time at the option of the holder of such Exchangeable Shares. Each Exchangeable Share is substantially the economic and voting equivalent of a share of Common Stock.

(d)           The Arrangement Agreement gave the board of directors of Minera Andes the one-time right to nominate persons to fill, effective immediately following consummation of the Arrangement, any vacancies on the Company’s board of directors, whether such vacancies were the result of the resignation of any member of the Company’s board of directors prior to the consummation of the Arrangement or an increase in the size of the Company’s board of directors, such that such nominees, appointed or elected, would constitute at least 50% of the directors of the Company’s board of directors immediately following the consummation of the Arrangement, subject to approval of such nominees by the Nominating and Corporate Governance Committee of the Company’s board of directors.  Directors so designated by Minera Andes were Michael Stein, Donald Quick, Allen Ambrose and Richard Brissenden, each of which was duly appointed by unanimous written consent of the board of directors of the Company, dated January 24, 2012.  Such directors are to serve on the Company’s board of directors until the Company’s first annual meeting of shareholders after the consummation of the transactions and until their respective successors are elected and qualified, or until the death, resignation or removal of such director.  In connection with such appointments, each of Peter Bojtos and Declan J. Costelloe delivered written resignations of their respective positions as directors of the Company and the board of directors of the Company accepted such resignations by unanimous written consent, dated January 24, 2012.  In addition, the Company intends to appoint or reappoint, as the case may be, the following persons to the serve as officers of the Company:

Name	Title
Robert R. McEwen	Chairman of the Board, President and Chief Executive Officer
Perry Y. Ing	Chief Financial Officer
Ian J. Ball	Senior Vice President
William Faust	Chief Operating Officer
Stefan M. Spears	Vice President, Projects
Nils F. J. Engelstad	Vice President, Corporate Affairs & Corporate Secretary

(e)           In connection with the Arrangement Agreement, the Company amended and restated its Amended and Restated Articles of Incorporation on January 20, 2012 to increase the number of authorized shares of common stock by 250,000,000 to 500,000,000 and to create a new class of the Company’s stock comprised of one share of preferred stock, no par value, designated as Series B Special Voting Preferred Stock (the “Series B Preferred Share”).  On January 24, 2012, pursuant to the Arrangement, 127,331,498 Exchangeable Shares were issued to holders of Minera Andes common stock.  The Exchangeable Shares are exchangeable for Common Stock on a one-for-one basis at the option of the holder of Exchangeable Shares, and on an exercised basis represent approximately 47.7% of the shares and voting power of the Company currently issued and outstanding.  Outstanding Minera Andes options are each exercisable for 0.45 shares of Common Stock, up to a total of 1,735,650 shares of Common Stock.  Additionally, the Company issued the Series B Preferred Share.

(f)            Following the consummation of the Arrangement on January 24, 2012, Minera Andes became a wholly-owned indirect subsidiary of the Company and the Company changed its name from US Gold Corporation to McEwen Mining Inc.

(g)           In connection with the Arrangement Agreement, the Company amended and restated its Amended and Restated Articles of Incorporation on January 20, 2012 to increase the number of authorized shares of common stock by 250,000,000 to 500,000,000 and to create the Series B Preferred Share.  The holder of the Series B Preferred Share votes together with the holders of the Company’s common stock as a single class and is entitled to an aggregate number of votes equal to the number of Exchangeable Shares issued and outstanding which are not owned by the Company or its subsidiaries.  The increase in voting securities, together with the special voting rights of the Series B Preferred Share, could have the effect of delaying or preventing a change of control of the Company by increasing the number of outstanding shares entitled to vote and the number of votes required to approve a change of control of the Company.

(h)           Not applicable.

(i)            Not applicable.

(j)            Other than as described above, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (the Reporting Persons reserve the right to develop such plans or proposals).

The foregoing summary descriptions contained in this Item 4 of the Arrangement are qualified in their entirety by reference to the full text of the Arrangement Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended to replace in its entirety the prior disclosure by the following:

(a) — (b) The Reporting Persons current beneficial ownership in the Common Stock is set forth on the cover page to this Schedule 13D and is incorporated by reference herein. Such ownership includes Common Stock beneficially owned by the persons named in Item 2 above.  The ownership percentage appearing on Mr. McEwen’s cover page are calculated based on an aggregate total of 268,144,217 shares of Common Stock issued and outstanding as of January 24, 2012, including (i) 136,673,219 shares of Common Stock that were issued and outstanding as of January 24, 2012, (ii) 3,079,500 exchangeable shares issued in connection with the acquisition of White Knight Resources Ltd., Nevada Pacific Gold Ltd. and Tone Resources Limited that have voting and economic rights equivalent to shares of Common Stock and that were issued and outstanding as of January 24, 2012, (iii) 1,060,000 shares of Common Stock underlying stock options that were exercisable on, or would become exercisable within 60 days of the date hereof by Mr. McEwen, and (iv) 127,331,498 Exchangeable Shares issued and outstanding as of January 24, 2012.  The ownership percentage appearing on 2190303 Ontario’s cover page are calculated based on an aggregate total of 267,084,217 shares of Common Stock issued and outstanding as of January 24, 2012, including (i) 136,673,219 shares of Common Stock that were issued and outstanding as of January 24, 2012, (ii) 3,079,500 exchangeable shares issued in connection with the acquisition of White Knight Resources Ltd., Nevada Pacific Gold Ltd. and Tone Resources Limited that have voting and economic rights equivalent to shares of Common Stock and that were issued and outstanding as of January 24, 2012, and (iii) 127,331,498 Exchangeable Shares issued and outstanding as of January 24, 2012.

(c) Except as set forth in this Schedule 13D with reference to the Arrangement, none of the Reporting Persons nor, to the knowledge of 2190303 Ontario, any director or officer of 2190303 Ontario listed in Item 2 of the Amended Schedule 13D has effected any transaction in the Common Stock during the past 60 days.

(d)—(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby supplemented and amended by the following:

Other than as described in Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Company.

[Signature Page Follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 26, 2012

ROBERT ROSS MCEWEN

By:	Robert Ross McEwen
By:	/s/ Stefan M. Spears(*)
Title:	Attorney-in-Fact

2190303 ONTARIO INC.

By:	Robert Ross McEwen
By:	/s/ Stefan M. Spears(*)
Title:	Attorney-in-Fact

(*) Robert R. McEwen executed a Power of Attorney that authorizes Stefan M. Spears to sign this Amendment No. 8 on his behalf as an individual and on his behalf as Director, President and Vice President of 2190303 Ontario Inc.  A copy of the Power of Attorney is filed as Exhibit 5 to Amendment No. 5, filed with the SEC on May 27, 2009.